Mail Stop 3628

July 8, 2009

Mr. Gary Guseinov
Chief Executive Officer
CyberDefender Corporation
617 West 7th Street, Suite 401
Los Angeles, California 90017

> Re: **CyberDefender Corporation**
> **Schedule TO**
> **Filed on June 30, 2009**
> **File No. 005-84253**

Dear Mr. Guseinov:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please state the number of warrants outstanding, in each category. Please also provide your analysis as to how warrants containing each variation of the down-round and/or cashless exercise provisions constitutes a separate class for purposes of Rule 13e-4(f)(8)(i), in that you are not making the offer to all holders of all of your outstanding warrants.

2.   We note that, in order to participate in the offer, warrant holders must exercise, for cash, warrants to purchase no less than 30% of the shares of common stock covered by the warrants, in exchange for common stock and amended warrants. Please advise us of the exemption from registration under the Securities Act of 1933 that you are relying upon for this issuance. In this regard, please note that the exemption in Section 3(a)(9) requires that a security be exchanged by the issuer with its existing security holders exclusively where no remuneration is paid for soliciting the exchange.

3.   We note that on page 25 you state that you entered into amendments with 38 of your warrant holders on the same terms as this offer. Please tell us why you did not file a Schedule TO in connection with the prior warrant amendments.

4.   We note that you state that the offer commenced on June 29, 2009; however, the Schedule TO was not filed until June 30, 2009. Please advise us of how you complied with the filing requirement in Rule 13e-4(b)(1) which requires the Schedule TO to be filed as soon as practicable on the date of commencement.

Important Notice, page ii

5.   In the third paragraph of this section, you appear to be stating that you have no obligation to update the information contained in your offering document. Please revise this language to eliminate the implication that you have no obligation to update your disclosure to reflect material changes in the information published, sent or given to security holders. See Rule 13e-4(e)(3).

If I exercise my Warrant(s), when will I receive the shares of Common Stock…., page 6

6.   You indicate that you will issue shares of common stock "as soon as practicable" after expiration of the offer. Rule 14e-1(c) requires that you issue shares of common stock "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

If I elect to exercise my Warrant(s) and participate in the Offer, can I change my mind?, page 9

7.   Your disclosure indicates that a holder will have the right to withdraw <u>until</u> the expiration of the fortieth business day following commencement of the offer. Please revise this statement to indicate that, in addition to having a right to withdraw during the term of the offer, holders will have the right to withdraw <u>after</u> the expiration of the fortieth business day following commencement of the offer. A similar statement appears on page 22. See Rule 13e-4(f)(2)(ii).

Conditions of the Offer, page 23

8.   You state in the first and second bullet points that you will not be required to accept securities if certain legal action has been threatened. A determination as to whether legal action has been threatened appears to be subjective, such that a security holder may not be able to verify that this condition has been satisfied. Please revise to include an objective standard for the determination of whether this condition has been satisfied.

9.   You state that you may waive conditions, in whole or in part, at any time and from time to time prior to the expiration date, in your discretion. Please revise to indicate here that, in the event of a waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Certain Financial Information, page 27

10.   You incorporate your financial statements by reference, but you do not include in the offering document the summarized financial information specified in Item 1010(c) of Regulation M-A, as required by Instruction 6 to Item 10 of Schedule TO. Refer also to Question 7 in Section H of the Third Supplement to the Manual of Publicly Available Telephone Interpretations (July 2001). Please revise your offering document to include this information.

*   *   *   *   *

Please promptly amend your filing in response to these comments. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Peggy Kim, Special Counsel, at (202) 551-3411.

Sincerely,

David L. Orlic
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Via facsimile: (917) 591-6898
        Kevin Friedmann, Esq.
        Richardson & Patel LLP